June 12, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4238

Attention:  Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Kinross Gold Corporation (“Kinross” or the “Company”)
Form 40-F for the Year Ended December 31, 2012 (the “Filing”)
Filed April 1, 2013
Response dated May 28, 2013
File No. 001-13382

Dear Ms. Jenkins:

We have received your comment letter of June 3, 2013 regarding the Filing and provide our responses to the Staff comments below.  For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2
Management’s Discussion and Analysis, page 1
11. Supplemental Information, page 56
Reconciliation of non-GAAP financial measures, page 56
All-in Sustaining Cost, page 58

1.
We note your disclosure on page 14 that the Company is part of a World Gold Council (“WGC”) process that is seeking industry consensus on adopting formal guidelines for reporting all-in costs associated with producing gold; and that the Company is independently reporting an all-in sustaining cost as the WGC process continues.  Please address the following in future filings and provide us with draft disclosure of your planned revisions in your response:

—
Expand your disclosure to include a brief description of the WGC to enhance an investor’s understanding of this organization, its operations, and its role in defining the all-in sustaining cash costs non-GAAP measure.

www.kinross.com

—	Explicitly state that WGC is not a mining industry regulatory organization and clarify your relationship with WGC, if any.

—	To the extent applicable, clearly state that all-in sustaining cost is not a standard industry measure and other companies may calculate such measure differently.

Response(s):

We confirm that, in future filings, we will include expanded disclosure in our Management’s Discussion and Analysis to provide the suggested clarifications.  Our draft disclosure is included below.  In addition, for context, we provide the following background on the World Gold Council (“WGC”) and the all-in sustaining cost metric:

1)
The World Gold Council is the market development organization for the gold industry.  Based in the UK, with operations in India, the Far East, Europe and the US, the WGC is an association whose members include the world’s leading gold mining companies.  Working within the investment, jewelry and technology sectors, as well as engaging with governments and central banks, the WGC’s purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

The work of defining a new reporting metric for the gold industry was initiated by the Board of Directors of the WGC.  It was recognized that the gold industry would benefit from the development of a standardized metric to appropriately report the full cost of gold mining.  The development of a standardized metric was facilitated by the WGC working closely with a taskforce comprised of WGC member companies.

2)
The WGC is not a mining industry regulatory organization.  Kinross is one of 23 companies that are currently members of the WGC.  As a result of this membership, Kinross has representation on the World Gold Council’s Board of Directors.

3)
The all-in sustaining cost metric is not currently a standard industry measure.  However, should consensus be reached and a formal definition of the all-in sustaining cost metric be approved by the Board of Directors of the WGC, Kinross expects to apply this standardized definition to its future financial disclosures.  However, there is no requirement for gold mining companies to adopt any WGC approved definition, and other companies may calculate such measures differently.  As such, the measure disclosed by Kinross many not be directly comparable to similar measures disclosed by other companies.

Draft disclosure for future filings that will supplement our current disclosure to include the above noted revisions would be as follows:

www.kinross.com	Page 2 of 7

“The World Gold Council (“WGC”) is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it is currently facilitating the development of guidance for reporting an all-in sustaining cost metric working closely with its member companies.  Adoption of any all-in sustaining cost metric published by the WGC would be voluntary and not necessarily standard and therefore any cost measures presented by the Company may not be comparable to similar measures presented by other issuers.”

2.
We note that the Company has defined all-in sustaining cost on an attributable basis to include attributable production cost of sales from continuing operations net of silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs; and that management believes this measure provides investors with the ability to better evaluate the cost of sustaining gold production.  Please address the following in future filings and provide us with draft disclosure of your planned revisions in your response:

—	Clarify why this measure is meant to provide more or better information about the costs of producing gold than an IFRS-derived measure (e.g., production cost of sales).

—
Clarify the nature and method of calculating each of the adjustments made to attributable production cost of sales to arrive at this non-GAAP measure.  Ensure that you specifically address (i) why silver sales are excluded, (ii) how sustaining costs are determined including which activities you include vs. exclude and (iii) how sustaining capital is determined, including which activities you include or exclude.  Also explain whether each adjustment can be determined from one or more income statement line items.

Response(s):

Please find below clarification of the reasons for reporting an all-in sustaining cost measure as well as details of the nature and method of calculating the items included in our reported measure:

1)
The gold industry has recognized that there is a need to better define the total cost of producing gold, as existing commonly used measures (e.g., cash costs, a measure developed by the Gold Institute, an industry organization that ceased operations in 2002) potentially underestimate the full cost of gold mining leading to potential misinterpretation of the profitability of gold mining companies.  Many industry analysts and investors already calculate some measure aimed at capturing all on-going expenditures incurred in order to produce gold.  The all-in sustaining cost measure is intended to complement existing GAAP and non-GAAP measures in reflecting the total costs associated with producing gold from current operations.

www.kinross.com	Page 3 of 7

A single IFRS-derived measure (e.g., production cost of sales) may not achieve the goal of reporting the full cost of producing gold for the current period, as significant costs required to sustain operations are capital in nature.  It should be noted that the all-in sustaining cost measure reported by Kinross is calculated from IFRS measures in that all of its components are derived from line items on the statement of operations or statement of cash flows (as further discussed below).

2)
As noted by the Staff, adjustments made to production cost of sales to arrive at all-in sustaining cost are detailed on page 58 of Exhibit 99.2 to Kinross’ Annual Report on Form 40-F for the year ended December 31, 2012.  The nature and method of calculating each element of the all-in sustaining cost measure is detailed below.

Should a standardized method for determining all-in sustaining cost be issued by the WGC, Kinross expects to apply such guidance and so, at that time, would explain any changes in the composition of that all-in sustaining cost measure when compared to the previously disclosed measures.

—	Production cost of sales from continuing operations – as reported:
This item is obtained directly from the Company’s consolidated statement of operations for the year ended December 31, 2012.

—	Less: portion attributable to Chirano non-controlling interest:

The Company calculates various non-GAAP measures based on its economic interest in the underlying mines.  Presentation that reflects the underlying equity ownership interests is believed to be the most appropriate measure of economic performance attributable to the common shareholders of the Company.  For mines where Kinross owns less than a 100% share of production, the economic share of gold production attributable to the non-controlling interest is excluded.  This adjustment specifically relates to the non-controlling interest (or 10%) of the production cost of sales for the Chirano mine in Ghana which is disclosed in Note 19, Segmented Information, of the Company’s 2012 financial statements.

—	Less: attributable silver sales from continuing operations:

Consistent with the Gold Institute’s Production Cost Standard issued in 1996 and revised in 1999, by-products (i.e., silver) are considered residual production from the production of the principal metal (i.e., gold).  The principal metal and the by-product metals are produced together in the same production facilities, although the principal metal is the focus of operations.  Revenues realized from the production of by-product metals are considered to reduce the cost of producing the principal metal.

www.kinross.com	Page 4 of 7

Therefore, in order to report the total sustaining cost of each ounce of gold sold, silver revenues are deducted from total production cost of sales.  Metal sales, a line item on the Company’s consolidated statement of operations for the year ended December 31, 2012, is comprised of revenues from the sales of both gold and silver.  Attributable silver sales from continuing operations is not separately disclosed in the Company’s financial statements.

—	Plus: General and administrative:

General and administrative expense is a line item on the Company’s consolidated statement of operations for the year ended December 31, 2012.  General and administrative costs are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

We have adjusted general and administrative costs for non-recurring items, if applicable.  For example, severance expense was considered a non-recurring cost that was not necessarily reflective of the cost of sustaining the underlying operations, and so was deducted from general and administrative expenses (noted above).

—	Plus: Exploration and business development – sustaining:

Exploration and business development expense is a line item on the Company’s consolidated statement of operations for the year ended December 31, 2012.  Business development expenses are considered sustaining costs required for general operations.  Exploration expenditures are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures at operating mines and their surrounding environs (i.e., brownfield exploration) are considered costs required to sustain current operations and so are included in sustaining costs.  All exploration expenditures at new exploration projects (i.e., greenfield exploration) and for other generative exploration activity not linked to existing mine operations are not considered necessary to sustain current operations and so are excluded from the computation of all-in sustaining cost.

—	Plus: Other operating expense – sustaining:

Other operating expense is a line item on the Company’s consolidated statement of operations for the year ended December 31, 2012.  Other operating expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the expenditure incurred.  Other operating expenses incurred at existing operations that, although not considered costs of production, are recurring are considered costs necessary to sustain operations.  All other operating expenses incurred at growth projects where there is no current operation are excluded from all-in sustaining cost.

www.kinross.com	Page 5 of 7

•	Plus: Additions to property plant and equipment – sustaining:

Additions to property, plant and equipment is a line item on the Company’s consolidated statement of cash flows for the year ended December 31, 2012.  Sustaining capital is calculated as total additions to property, plant and equipment less capitalized interest and exploration, less non-sustaining capital.  Capitalized interest and exploration are discussed below.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital (also defined as opportunity capital in our guidance disclosure) spent on significant infrastructure projects to improve operations at existing mines (e.g., processing facility upgrades).  Sustaining capital represents capital expenditures at existing operations comprising mine development costs (e.g., underground mine development and open pit waste stripping), and ongoing replacement of mine equipment and other capital facilities.  This classification of capital expenditures between sustaining and non-sustaining is consistent with the Company’s publicly disclosed guidance for capital expenditures.

—	Plus: Capitalized interest and exploration:

As noted above, capitalized interest is included in additions to property, plant and equipment as reported on the Company’s statement of cash flows, although it is not separately presented.  In Note 7v., Property, plant and equipment, of the Company’s 2012 financial statements, total capitalized interest is disclosed.  Capitalized interest included in the all-in sustaining cost measure relates to interest capitalized for sustaining capital expenditures (as noted above).  Capitalized exploration relates to exploration and evaluation costs to convert mineral resources to mineral reserves within a reasonable period of time at existing operations.  Capitalized exploration is also included in additions to property, plant and equipment, as reported on the Company’s statement of cash flows, although it is not separately presented.

Draft disclosure for future filings to supplement our current discussion of the all-in sustaining cost measure included in Exhibit 99.2 to the Company’s Annual Report on Form 40-F would be as follows, until such time as a WGC definition is issued:

“The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.  This measure includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.”

www.kinross.com	Page 6 of 7

Closing Comments

Kinross acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and Kinross may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

We are available to discuss any of the foregoing at your convenience.  Please contact either the undersigned by telephone at 416-365-2855 or by email at Tony.Giardini@Kinross.com or Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer by telephone at 416-365-2565 or by email at Geoff.Gold@Kinross.com should you wish to so discuss.

Sincerely,
KINROSS GOLD CORPORATION

/s/ Tony Giardini

Tony Giardini
Executive Vice-President and Chief Financial Officer

cc:	Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer, Kinross Gold Corporation

Audit Committee, Kinross Gold Corporation

www.kinross.com	Page 7 of 7